UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 7, 2013

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated January 7, 2013 entitled: “Management change at NXP”.

Exhibits

1.	Press release dated January 7, 2013 entitled: “Management change at NXP”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 7th day of January 2013.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

CORPORATE NEWS

Management change at NXP

Hans Rijns and Dave French will jointly take responsibility for the NXP R&D function

Eindhoven, Netherlands, January 7, 2013 — NXP Semiconductors N.V. (NASDAQ: NXPI) today announced that Hans Rijns and Dave French will jointly take responsibility for the NXP R&D function per immediate effect.

Hans Rijns is appointed Chief Technology Officer. He will combine this role with his current position as SVP & Head of Research. Dave French is assigned as EVP of R&D and will combine this responsibility with his current position as General Manager of BU Portable & Computing.

“This leadership combination addresses the criticality of innovation and technology advancement to NXP’s success, it will strengthen our global R&D efforts and provide NXP highly visible corporate technology leadership in the industry,” said Rick Clemmer, president and CEO of NXP Semiconductors.

In his role as CTO, Hans Rijns will primarily focus his efforts on innovation and technology strategies. Dave French, in his role of EVP of R&D, will focus his attention on engineering related aspects like R&D productivity and time-to-market. Both report directly for their respective responsibilities to CEO Rick Clemmer.

Hans Rijns started his career at Philips Research as scientist in the area of discrete-time mixed-signal circuits. Since 1996 he has held various technical, business and executive management positions at Philips Semiconductors and NXP. Hans holds an MSc and PhD in Electrical Engineering from the University of Twente, the Netherlands. Hans is member of Scientific Advisory Board of VIRTUS IC Design Centre of Excellence, Nanyang Technological University, Singapore and member of the Advisory Board of the Electrical Engineering department and the Supervisory board of the Embedded Systems Institute of the Technical University Eindhoven, the Netherlands.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

- ENDS –

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available from the SEC website, www.sec.gov.

For further press information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

Lieke.de.jong-tops@nxp.com

+31 40 272 5202